QuantRx Biomedical Corporation

10190 SW90th Avenue, No. 4690, Tualatin, Oregon 97123

October 26, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention: Kevin L. Vaughn, Accounting Branch Chief

RE:

QuantRx Biomedical Corporation

Form 10-K for the fiscal year ended December 31, 2011

Filed April 17, 2012

Response Letter Dated October 2, 2012

File No. 0-17119

Dear Mr. Vaughn:

On behalf of QuantRx Biomedical Corporation (the “Company”), I thank you for your reply in the form of the comment letter dated October 12, 2012 (the “Comment Letter”) addressed to the Company, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “2011 10-K”).  The following is in response to the Staff’s Comment Letter.  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed April 17, 2012

Item 9A(T)- Controls and Procedures, page 10

1.

We note your response to prior comment 1.  Please tell us when you expect to file the amended Form 10-K to include management’s report on internal control over financial reporting.

Response.

The Company expects to file an amendment to the 2011 10-K (the “Amended Filing”) immediately following the response of the Office of Chief Accountant to the Company’s request for a consent waiver, as indicated below in response to Comment 2, which Amended Filing will provide management’s report on internal control over financial reporting, as set forth in the Company’s response to the Staff’s Comment Letter dated October 2, 2012.  The Company believes that a delay in responding to the Staff’s comment pending receipt of the response to the Company’s request for a consent waiver will facilitate a comprehensive Amended Filing, without the necessity of filing multiple amendments to the 2011 10-K.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

2.

We note your response to prior comment 2. If you are unable to obtain a re-audit of the December 31, 2010 financial statements, you should submit a waiver request to the Division of Corporation’s Finance’s Office of Chief Accountant.

Response.

Concurrently with the submission of this letter, the Company is submitting the suggested consent waiver of the required Report of Independent Registered Public Accountant for the Company’s financial statements for the year ended December 31, 2010 (the “2010 Financials”) in the Amended Filing (“Waiver Request”), as the Company is unable to obtain a re-audit of the 2010 Financials.   A copy of the Waiver Request will be provided supplementally to the staff.

If you have any questions or would like to discuss the responses or the proposed Amended Filing, please contact our counsel, Daniel W. Rumsey, at (619) 795-1134.

Very truly yours,

/s/ William Fleming

William Fleming, President

cc:

Daniel W. Rumsey

Disclosure Law Group